UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

HALOZYME THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

406 37H 109
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1881 Grove Ave.
Radford, Virginia 24141
Attention:  Marcus E. Smith, Esq.
Telephone No.:  540-633-7971

Copy to:

David I. Meyers, Esq.
John Owen Gwathmey, Esq.
Troutman Sanders LLP
1001 Haxall Point
Richmond, Virginia 23219
(804) 697-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,544,241

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,544,241

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,544,241

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 12 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated May 15, 2007 and filed on May 24, 2007, as amended by Amendment No. 1 dated May 30, 2007 and filed on June 5, 2007, Amendment No. 2 dated March 19, 2008 and filed on March 24, 2008, Amendment No. 3 dated June 23, 2008 and filed on July 2, 2008, Amendment No. 4 dated August 10, 2011 and filed on August 17, 2011, Amendment No. 5 dated February 10, 2012 and filed on February 13, 2012, Amendment No. 6 dated June 1, 2012 and filed on June 6, 2012, Amendment No. 7 dated May 31, 2016 and filed June 2, 2016, Amendment No. 8 dated July 24, 2017 and filed on July 26, 2017, Amendment No. 9 dated August 14, 2018 and filed on August 16, 2018, Amendment No. 10 dated and filed on August 28, 2018, and Amendment No. 11 dated June 6, 2019 and filed on June 7, 2019 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Halozyme Therapeutics, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”) is filing this Amendment to disclose the sale of an aggregate of 1,567,633 shares of Common Stock by entities under his control (the “Selling Entities”) in open market transactions between June 10, 2019 and July 2, 2019.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Entities controlled by Mr. Kirk sold 1,567,633 shares, in open market transactions between June 10, 2019 and July 2, 2019, for aggregate net proceeds of approximately $26,131,350.

On May 10, 2019, the Selling Entities entered into a selling agreement, pursuant to which these shares were sold on a pro rata basis.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) and (b) See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 145,509,170 shares of Common Stock issued and outstanding as of April 30, 2019 as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2019 and filed on May 7, 2019.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote(1)	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition(1)	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	10,544,241	7.2%	10,544,241	--	10,544,241	--

(1)
The indicated shares are owned by various entities controlled by Mr. Kirk none of which beneficially owns more than 5.0% individually. Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by these entities.

(c)     Except as disclosed in the Original Schedule 13D and this Amendment, the Reporting Person has not engaged in any transactions within the previous sixty (60) days.

(d) – (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2019

/s/ Randal J. Kirk
Randal J. Kirk